UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

Liquidia Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
53635D202
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202

1.	Names of Reporting Persons Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 797,073(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 797,073(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,073(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)

12.	Type of Reporting Person (See Instructions) OO

________________________
(1)
For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock (the “Common Stock”) of Liquidia Technologies, Inc. (the “Issuer”) beneficially owned by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)	Based on 15,478,286 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. 53635D202

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 797,073(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 797,073(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,073(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)

12.	Type of Reporting Person (See Instructions) IN

________________________
(1)
Bill & Melinda Gates Foundation (the “Foundation”) beneficially owns 797,073 shares of Common Stock (the “Common Stock”) of Liquidia Technologies, Inc. (the “Issuer”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)	Based on 15,478,286 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. 53635D202

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 797,073(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 797,073(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,073(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)

12.	Type of Reporting Person (See Instructions) IN

________________________
(1)
Bill & Melinda Gates Foundation (the “Foundation”) beneficially owns 797,073 shares of Common Stock (the “Common Stock”) of Liquidia Technologies, Inc. (the “Issuer”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)	Based on 15,478,286 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2018.

Item 1.
	(a)	Name of Issuer: Liquidia Technologies, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 419 Davis Drive, Suite 100, Morrisville, North Carolina 27560
Item 2.
	(a)	Name of Person Filing: Bill & Melinda Gates Foundation (the “Foundation”), Melinda French Gates, and William H. Gates III (together, the “Reporting Persons”)(1)
(b)
Address of Principal Business Office or, if none, Residence:
 Foundation - 500 Fifth Avenue North, Seattle, Washington 98109
Mr. Gates – One Microsoft Way, Redmond, Washington 98052
Mrs. Gates – 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship: The Foundation is a charitable trust organized under the laws of the State of Washington. Mr. and Mrs. Gates are citizens of the United States of America.
	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.
	(e)	CUSIP Number: 53635D202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.
 (1)    Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	BILL & MELINDA GATES FOUNDATION

	By:	/s/ Connie Collingsworth
		Name:	Connie Collingsworth
		Title:	Chief Business Operations and Legal Officer

WILLIAM H. GATES III

	By:	*
		Name:	Connie Collingsworth (1)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	*
		Name:	Connie Collingsworth (1)
		Title:	Attorney-in-fact

	*By:	/s/	Connie Collingsworth
Connie Collingsworth

________________________
(1)
Duly authorized under Special Power of Attorney appointing Connie Collingsworth attorney-in-fact, dated February 7, 2018, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, and filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation’s Schedule 13G with respect to Arsanis, Inc. on February 13, 2018, SEC File No. 005-90199, and incorporated by reference herein.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: February 13, 2019	BILL & MELINDA GATES FOUNDATION

	By:	/s/ Connie Collingsworth
		Name:	Connie Collingsworth
		Title:	Chief Business Operations and Legal Officer

WILLIAM H. GATES III
	By:	*
		Name:	Connie Collingsworth (1)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By:	*
		Name:	Connie Collingsworth (1)
		Title:	Attorney-in-fact

	*By:	/s/	Connie Collingsworth
Connie Collingsworth

________________________
(1)
Duly authorized under Special Power of Attorney appointing Connie Collingsworth attorney-in-fact, dated February 7, 2018, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, and filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation’s Schedule 13G with respect to Arsanis, Inc. on February 13, 2018, SEC File No. 005-90199, and incorporated by reference herein.